CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
17 January 2008
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

ASX/NASDAQ Media Release	17 January 2008
PHARMAXIS’ ARIDOL GAINS FIRST ASIAN APPROVAL
Pharmaxis (ASX:PXS, NASDAQ:PXSL) today announced the Korean regulatory agency has granted marketing approval for its asthma management product, Aridol.
“This is the first Asian approval of Aridol,” said Pharmaxis Chief Executive Officer Dr Alan Robertson. “Korea is an important base from which to launch and grow Aridol in Asia. There are an estimated 2.5 million asthma sufferers and yet only 160,000 bronchial challenge tests are performed annually to assist with asthma diagnosis and management. The existing broad acceptance of lung function challenge tests presents a firm opportunity for marketing Aridol.”
Approval by the Korean regulatory agency was based on the Australian approval and was completed efficiently in just six months.
The Korean pharmaceutical market is one of the twenty largest in the world and together with its Korean distributor BL&H Co Ltd, Pharmaxis will now commence pre-marketing while seeking reimbursement approval through the national health scheme.
The approval process is expected to conclude in the third quarter of 2008.
A simple to use airways inflammation test, Aridol is administered as a dry powder in a hand held inhaler. Doctors can use the results of this test to identify airway hyper-responsiveness — a hallmark of asthma.
To find out more about Pharmaxis go to http://www.pharmaxis.com.au
To find out more about Aridol go to http://www.aridol.info
ends —

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Australia:
Felicity Moffatt, phone +61 418 677 701 or email moffattf@healthpr.com

About Pharmaxis
Pharmaxis (ACN 082 811 630) is a pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and immune disorders. Its development pipeline of products include, Aridol for the management of asthma, Bronchitol for cystic fibrosis, bronchiectasis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.
Founded in 1998, Pharmaxis is listed on the Australian Stock Exchange (symbol PXS), and on NASDAQ Global Market (symbol PXSL). The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Investor Relations +61 2 9454 7230.
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: 17 January 2008	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer